UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Interline Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

458743101
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,563
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%2
14	TYPE OF REPORTING PERSON HC-CO
_____________________________

1  This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and The Goldman Sachs Group, Inc. disclaims such membership.

2  Based on 31,855,447 shares of Common Stock outstanding which is the number of shares of Common Stock represented by the Issuer within the Merger Agreement to exist as of the close of business on May 24, 2012 (the “Reported Shares Outstanding”).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,563
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒3
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%4
14	TYPE OF REPORTING PERSON BD-PN-IA
_____________________________

3  This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman, Sachs & Co. disclaims such membership.

4  Based on the Reported Shares Outstanding.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO
_____________________________

5  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GSCP VI Advisors, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GSCP VI Advisors, L.L.C. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN
_____________________________

6  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Capital Partners VI Fund, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Capital Partners VI Fund, L.P. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒7
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO
_____________________________

7  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Advisors VI, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Advisors VI, L.L.C. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒8
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO
_____________________________

8  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GSCP VI Offshore Advisors, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GSCP VI Offshore Advisors, L.L.C. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN
_____________________________

9  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Capital Partners VI Offshore Fund, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Capital Partners VI Offshore Fund, L.P. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒10
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO
_____________________________

10  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Goldman, Sachs Management GP GmbH as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman, Sachs Management GP GmbH disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒11
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN
_____________________________

11  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Capital Partners VI Parallel, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Capital Partners VI Parallel, L.P. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒12
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN
_____________________________

12  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Capital Partners VI GmbH & Co. KG as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Capital Partners VI GmbH & Co. KG disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isabelle Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒13
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO
_____________________________

13  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Isabelle Holding Company Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Isabelle Holding Company Inc. disclaims such membership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isabelle Acquisition Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒14
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO
_____________________________

14  This filing does not reflect shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Isabelle Acquisition Sub Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Isabelle Acquisition Sub Inc. disclaims such membership.

ITEM 1.                      Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Interline Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 701 San Marco Boulevard, Jacksonville, Florida 32207.

ITEM 2.                      Identity and Background

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), Isabelle Holding Company Inc. (“Parent”), and Isabelle Acquisition Sub Inc. (“Merger Sub” and, together with the foregoing entities, the “Reporting Persons”).  GS Capital, GS Offshore, GS Parallel, and GS Germany are referred to herein as the “GS Investors”.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

GS Group is a Delaware corporation and bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.  Goldman Sachs also serves as the manager for GSCP Advisors, GSCP Offshore Advisors, GS Advisors and the investment manager for GS Capital, GS Offshore, GS Germany and GS Parallel.  Goldman Sachs is a wholly-owned subsidiary of GS Group.

GSCP Advisors, a Delaware limited liability company, is the sole general partner of GS Capital.

GSCP Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS Offshore.

GS Advisors, a Delaware limited liability company, is the sole general partner of GS Parallel.

GS Advisors is the sole managing limited partner of GS GmbH, a German company with limited liability.  GS GmbH is the sole general partner of GS Germany.

Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, and GS Parallel, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. Parent, a Delaware corporation, is a wholly-owned subsidiary of GS Capital.  Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Parent.  The principal address of each Reporting Person is 200 West Street, New York, New York 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors, GSCP Offshore Advisors, and GS Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS Capital, GS Offshore, GS Germany, and GS Parallel on behalf of Goldman Sachs, are set forth in Schedule II-B hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of Parent and Merger Sub are set forth in Schedule II-C hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

On May 29, 2012, Parent and Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) which is described in Item 4 below.  Parent and Merger Sub were formed by GS Capital for the purpose of entering into the Merger Agreement.  The aggregate amount required by Parent to pay the merger consideration, refinance certain of the Issuer’s existing indebtedness, and pay related expenses in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) is approximately $1.1 billion.  The proceeds to pay such amount will be obtained by Parent and Merger Sub from equity contributions by the Sponsors (as defined below); rollover shares of Common Stock contributed by one of the Sponsors, P2 Capital Master Fund I, L.P. (“Master Fund I”); potentially, rollover shares contributed by other funds managed by P2 Capital Partners, LLC (the “P2 Manager”); potentially, rollover shares contributed by certain members of the Issuer’s management; and borrowings of up to $100 million under certain senior secured asset based revolving credit facilities obtained by Interline Brands, Inc., a New Jersey corporation and a wholly-owned subsidiary of Issuer (“Interline New Jersey”), from the lenders party thereto (the “ABL Facility”), and the proceeds of the issuance of senior unsecured PIK toggle notes issued by the Issuer (the “Holdco Notes”) or, if all of the Holdco Notes have not been placed on or prior to the date of the closing of the Transactions, borrowings by the Issuer of senior unsecured increasing rate loans less the principal amount of any Holdco Notes issued on or prior to such date (the  “Holdco Bridge Facility”).  In addition Master Fund I will contribute shares of Common Stock and cash to Parent in exchange for equity interests of Parent which will be (i) in the same class of shares of Parent common stock as the class of shares of Parent common stock issued to the GS Investors and (ii) at the same price per share of Parent common stock as the price per share of Parent common stock paid by the GS Investors for its investment in such stock.  To the extent that Issuer management’s investment is in shares of Parent common stock, it will be (i) in the same class of shares of Parent common stock as the class of shares of Parent common stock issued to Master Fund I and the GS Investors and (ii) at the same price per share of Parent common stock as the price per share of Parent common stock paid by Master Fund I and the GS Investors for its investment in such stock.

The GS Investors entered into an equity commitment letter dated May 29, 2012, pursuant to which the GS Investors agreed, subject to satisfaction or waiver of certain conditions as set forth therein, to contribute an aggregate of $369,273,082 in cash to Parent in exchange for equity interests of Parent.

In addition, Master Fund I entered into (a) an equity commitment letter dated May 29, 2012 with Parent and (b) a contribution agreement dated May 29, 2012, with Parent pursuant to which Master Fund I agreed, subject to the satisfaction or waiver of certain conditions as set forth therein, to contribute in the aggregate 927,386 shares of Common Stock and $6,351,657 in cash to Parent in exchange for equity interests of Parent.

In addition, Parent entered into a term sheet with Michael Grebe, Chairman and Chief Executive Officer of the Issuer, pursuant to which they agreed, among other things, that Mr. Grebe will be required to reinvest a certain amount of his proceeds from the Transactions into Parent.

In addition, Merger Sub received a debt commitment letter from Goldman Sachs Lending Partners LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of May 29, 2012, pursuant to which Goldman Sachs Lending Partners LLC and Bank of America, N.A. committed to provide, subject to the satisfaction or waiver of certain conditions, up to $928 million in debt financing through a combination of senior secured asset based revolving credit facilities in an aggregate principal amount of $250 million obtained by Interline New Jersey, a $303 million senior unsecured bridge facility obtained by Interline New Jersey and a $375 million senior unsecured bridge facility obtained by the Issuer, which financing will be used to fund the merger consideration under the Merger Agreement, pay certain expenses, refinance maturing debt, certain amounts attributable to any “flex” pursuant to the related fee letter and, to the extent required, refinancing of all or a portion of Interline New Jersey’s existing 7.00% senior subordinated notes due 2018 and for general corporate purposes for the operation of the Issuer following the closing of the Transactions.

ITEM 4.                      Purpose of Transaction.

The purpose of the Transactions is to acquire all of the outstanding Common Stock pursuant to the Merger Agreement that Parent, Merger Sub and the Issuer entered into on May 29, 2012.  Under the Merger Agreement, subject to the satisfaction or waiver of the conditions as set forth therein, at the Effective Time (as defined in the Merger Agreement) Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger, and all of the outstanding shares of Common Stock (other than any shares held by Parent, merger Sub or the Issuer) will be converted into the right to receive $25.50 per share in cash.  The consummation of the Transactions are subject to certain closing conditions including the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is referenced herein as Exhibit 7.01 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, Master Fund I entered into an Investor Support Agreement with Parent, dated as of May 29, 2012, pursuant to which Master Fund I agreed that until the earlier of the closing of the Transactions or three months after the termination of the Merger Agreement in accordance with its terms, Master Fund I will vote, and use its best efforts to cause P2 Capital Master Fund VI, L.P. (“Master Fund VI”) to vote their Common Stock in favor of the approval and adoption of the Merger Agreement and all actions and transactions contemplated thereby and against any alternative business combination transaction.  Master Fund I also agreed that until the earlier of the closing of the Transactions or the termination of the Merger Agreement in accordance with its terms, other than Transfers to Parent, Master Fund I shall not, directly or indirectly (a) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any option or any other contract, option or other arrangement or understanding with respect to the Transfer of, or any profit sharing arrangement relating to, any of its shares of Common Stock to or with any Person, (b) enter into any voting agreement, option or any other contract or other arrangement or understanding with respect to its shares of Common Stock or grant any proxy or power of attorney with respect thereto or (c) commit or agree to any of the actions set forth in the foregoing clauses (a) and (b) with respect to its shares of Common Stock.

In separate limited guarantees, dated May 29, 2012, GS Capital and Master Fund I (together, the “Sponsors”) unconditionally and irrevocably agreed with the Company, subject to certain conditions as set forth therein, to guarantee a portion of Parent’s payment obligations under the Merger Agreement.

In connection with the Transactions, the Sponsors entered into a letter agreement, dated May 29, 2012 (the “Letter Agreement”) pursuant to which they agreed, among other things, to negotiate in good faith the definitive terms and conditions of a stockholders agreement and an equity syndication agreement between the parties (and/or the applicable affiliates thereof).  The Letter Agreement contemplates, among other things, that Master Fund I (or newly affiliated investment funds) may increase its equity commitment in Parent prior to closing by causing the GS Investors to transfer a portion of their or their affiliates’ equity commitment to Master Fund I (or newly created affiliated investment funds).

If the Transactions are consummated, the Common Stock will be delisted from the New York Stock Exchange, and will cease to be registered under the Securities Exchange Act of 1934, as amended (the  “Exchange Act”), and the Issuer will be privately held by Parent.

ITEM 5.                      Interests in Securities of the Issuer.

(a)  As of May 29, 2012, GS Group and Goldman Sachs may be deemed to beneficially own 5,563 shares of Common Stock, which were acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  Such 5,563 shares of Common Stock constitute approximately 0.02% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.

The aggregate shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act of 1934 in which GS Group, Goldman Sachs, or any of the Reporting Persons may be deemed a member.

Other than as described in the following paragraph, the GS Investors do not beneficially own any securities of the Issuer.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, Mr. Grebe, as well as a member of a “group” with Master Fund I and Master Fund VI. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 927,386 shares of Common Stock reported as beneficially owned by the Master Fund I and the 1,594,673 shares of Common Stock reported as beneficially owned by Master Fund VI in the Schedule 13D/A, filed by the P2 Manager with the SEC on May 30, 2012 and the 1,242,263 shares of Common Stock reported as beneficially owned by Mr. Grebe in the Issuer’s Schedule 14A, filed with the SEC on March 23, 2012.  Each Reporting Person hereby disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, Master Fund I, Master Fund VI and Mr. Grebe.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by Master Fund I, Master Fund VI or Mr. Grebe for purposes of Section 13(d) of the Exchange Act or for any other purpose, or that Master Fund I or Master Fund VI are members of a “group” with Mr. Grebe.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have investment discretion, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(b)  Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)  Schedule IV sets forth transactions in the Common Stock which were effected from April 2, 2012 through June 4, 2012, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  The transactions in the Common Stock described in Schedule IV were effected on the New York Stock Exchange, other national security exchanges or the over-the-counter market.

Except as set forth in Schedule IV hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A, Schedule II-B, and Schedule II-C hereto, from April 2, 2012 through June 4, 2012.

(d)  Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, shares of Common Stock, if any, held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e)  Not applicable.

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Goldman Sachs, GS Group or their subsidiaries may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give Goldman Sachs, GS Group or their subsidiaries direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of the securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

ITEM 7.                      Material to Be Filed as Exhibits.

EXHIBIT	DESCRIPTION

7.01	Agreement and Plan of Merger, dated May 29, 2012, entered into by Parent, Merger Sub and Issuer (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Issuer on May 29, 2012).

7.02	Power of Attorney, dated November 21, 2005, relating to GS GmbH

7.03	Power of Attorney, dated April 1, 2008, relating to GS Advisors

7.04	Power of Attorney, dated April 1, 2008, relating to GSCP Offshore Advisors

7.05	Power of Attorney, dated April 1, 2008, relating to GSCP Advisors

7.06	Power of Attorney, dated April 1, 2008, relating to GS Parallel

7.07	Power of Attorney, dated April 1, 2008, relating to GS Offshore

7.08	Power of Attorney, dated April 1, 2008, relating to GS Germany

7.09	Power of Attorney, dated April 1, 2008, relating to GS Capital

7.10	Power of Attorney, dated October 6, 2008, relating to Goldman Sachs

7.11	Power of Attorney, dated October 6, 2008, relating to GS Group

7.12	Power of Attorney, dated May 31, 2012, relating to Parent

7.13	Power of Attorney, dated May 31, 2012, relating to Merger Sub

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2012

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

ISABELLE HOLDING COMPANY INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

ISABELLE ACQUISITION SUB INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

SCHEDULE I

           The name of each director of The Goldman Sachs Group, Inc. is set forth below.  The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.  Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden and Lakshmi N. Mittal, who is a citizen of India.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Executive Director and Chief Executive Officer of the Retirement Policy Center
Claes Dahlback	Senior Advisor to Investor AB and Senior Advisor Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital LLC
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, LLC
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
Debora L. Spar	President of Barnard College

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P. and the sole managing limited partner of GSCP GmbH, the sole general partner of  GS Capital Partners VI GmbH & Co. KG (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P. and  (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Martin A. Hintze, Philippe Camu, James H. Reynolds, Emmanuel Bresson, Richard J. Butland, Jean-Christophe Germani, Matthias Hieber, Till C. Hufnagel, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui, Andrew Wolff, Sean Fan and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Kota Igarashi is Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan. The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia. The business address of Pei Pei P. Yu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic, James H. Reynolds, Emmanuel Bresson and Jean-Christophe Germani are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Till Hufnagel, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Steven R. Sher and Raheel Zia are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium, Ankur Sahu, Sumit Rajpal and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Mick J. Beekhuizen is a citizen of The Netherlands, Matthias Hieber is a citizen of Austria, Pei Pei P. Yu. is a citizen of Taiwan, Sean Fan is a citizen of the People’s Republic of China, Kota Igarashi is a citizen of Japan and Richard Zhu is a citizen of Hong Kong.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L..L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Mick J. Beekhuizen	Vice President	Managing Director of Goldman, Sachs & Co.
Emmanuel Bresson	Vice President	Managing Director of Goldman Sachs International
Richard J. Butland	Vice President	Managing Director of Goldman Sachs International
T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.
Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jean-Christophe Germani	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Till C. Hufnagel	Vice President	Managing Director of Goldman Sachs International
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co
Kota Igarashi	Vice President	Managing Direct of Goldman Sachs Japan, Co., Ltd
Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.
Steffen Kastner	Vice President	Managing Director of Goldman Sachs International
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.
Jan Petzel	Vice President	Managing Director of Goldman Sachs International
Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Pei Pei P. Yu.	Vice President	Managing Director of Goldman Sachs (China) LLC
Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. and GS Capital Partners VI GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of  Hughes B. Lepic, Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter  is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of  Ankur A. Sahu  is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Hughes B. Lepic and  James Reynolds are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu and Sumit Rajpal are  citizens of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.
Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.
Hughes B. Lepic	Managing Director of Goldman, Sachs International
Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Parent and Merger Sub are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Sanjeev K. Mehra	President	Managing Director of Goldman, Sachs & Co.
Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Vice President/Secretary	Vice President of Goldman, Sachs & Co.
John E. Bowman	Vice President/Treasurer	Managing Director of Goldman, Sachs & Co.
Laurie E. Schmidt	Vice President	Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.
Jason Levesque	Vice President	Vice President of Goldman, Sachs & Co.

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933 in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs—a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients—created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Exchange Act by failing establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying the Violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease and Desist Order on April 12, 2012 (the “Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other Undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the Order.

SCHEDULE IV

Purchase (P)/ Sale(S)	Shares	Price	Trade Date	Settlement Date
P	2	22.42	4/2/2012	4/5/2012
P	26	22.42	4/2/2012	4/5/2012
P	302	22.42	4/2/2012	4/5/2012
S	766	22.42	4/2/2012	4/5/2012
P	841	22.42	4/2/2012	4/5/2012
P	995	22.42	4/2/2012	4/5/2012
S	1398	22.42	4/2/2012	4/5/2012
P	210	21.61	4/2/2012	4/5/2012
S	210	21.61	4/2/2012	4/5/2012
S	23	22.42	4/2/2012	4/5/2012
S	210	21.61	4/2/2012	4/5/2012
S	1	22.26	4/2/2012	4/5/2012
P	4	22.42	4/2/2012	4/5/2012
P	23	22.42	4/2/2012	4/5/2012
S	26	22.42	4/2/2012	4/5/2012
P	3	22.41	4/2/2012	4/5/2012
S	4	22.42	4/2/2012	4/5/2012
P	200	22.41	4/2/2012	4/5/2012
P	210	21.61	4/2/2012	4/5/2012
P	1398	22.42	4/2/2012	4/5/2012
S	302	22.42	4/2/2012	4/5/2012
P	764	22.42	4/2/2012	4/5/2012
S	841	22.42	4/2/2012	4/5/2012
S	90	21.52	4/2/2012	4/5/2012
S	100	21.52	4/2/2012	4/5/2012
S	2	22.42	4/2/2012	4/5/2012
S	764	22.42	4/2/2012	4/5/2012
P	766	22.42	4/2/2012	4/5/2012
P	841	22.42	4/2/2012	4/5/2012
S	841	22.42	4/2/2012	4/5/2012
P	1836	22.42	4/2/2012	4/5/2012
S	41	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	100	22.4	4/2/2012	4/5/2012
S	995	22.42	4/2/2012	4/5/2012
P	2	22.12	4/3/2012	4/9/2012
S	2	22.18	4/3/2012	4/9/2012
P	100	22.23	4/3/2012	4/9/2012
P	100	22.34	4/3/2012	4/9/2012
S	1	22.12	4/3/2012	4/9/2012
P	24	22.12	4/3/2012	4/9/2012
S	387	22.12	4/3/2012	4/9/2012
S	642	22.12	4/3/2012	4/9/2012
S	1638	22.12	4/3/2012	4/9/2012
P	2644	22.12	4/3/2012	4/9/2012
S	21	22.12	4/3/2012	4/9/2012
P	3	22.12	4/3/2012	4/9/2012
P	21	22.12	4/3/2012	4/9/2012
S	24	22.12	4/3/2012	4/9/2012
P	5	22.23	4/3/2012	4/9/2012
P	1	22.12	4/3/2012	4/9/2012
S	3	22.12	4/3/2012	4/9/2012
P	387	22.12	4/3/2012	4/9/2012
P	1638	22.12	4/3/2012	4/9/2012
P	640	22.12	4/3/2012	4/9/2012
S	2	22.12	4/3/2012	4/9/2012
S	640	22.12	4/3/2012	4/9/2012
P	642	22.12	4/3/2012	4/9/2012
P	2644	22.12	4/3/2012	4/9/2012
S	2644	22.12	4/3/2012	4/9/2012
S	2	21.59	4/4/2012	4/10/2012
P	100	21.62	4/4/2012	4/10/2012
P	100	21.76	4/4/2012	4/10/2012
P	100	21.81	4/4/2012	4/10/2012
P	100	21.7	4/4/2012	4/10/2012
P	100	21.6	4/4/2012	4/10/2012
P	391	21.53	4/4/2012	4/10/2012
S	391	21.53	4/4/2012	4/10/2012
S	391	21.53	4/4/2012	4/10/2012
P	391	21.53	4/4/2012	4/10/2012
S	391	21.53	4/4/2012	4/10/2012
S	391	21.53	4/4/2012	4/10/2012
P	391	21.53	4/4/2012	4/10/2012
P	1	21.51	4/5/2012	4/11/2012
P	100	21.56	4/5/2012	4/11/2012
P	100	21.61	4/5/2012	4/11/2012
P	100	21.55	4/5/2012	4/11/2012
P	100	21.55	4/5/2012	4/11/2012
P	100	21.62	4/5/2012	4/11/2012
P	575	21.51	4/5/2012	4/11/2012
S	575	21.51	4/5/2012	4/11/2012
S	547	21.58	4/5/2012	4/11/2012
P	547	21.58	4/5/2012	4/11/2012
S	576	21.51	4/5/2012	4/11/2012
S	1	21.51	4/5/2012	4/11/2012
P	576	21.51	4/5/2012	4/11/2012
S	575	21.51	4/5/2012	4/11/2012
S	100	21.5	4/5/2012	4/11/2012
S	100	21.5	4/5/2012	4/11/2012
S	75	21.48	4/5/2012	4/11/2012
S	100	21.49	4/5/2012	4/11/2012
S	100	21.5	4/5/2012	4/11/2012
S	100	21.5	4/5/2012	4/11/2012
P	575	21.51	4/5/2012	4/11/2012
S	1	20.94	4/9/2012	4/12/2012
P	100	21	4/9/2012	4/12/2012
P	100	20.84	4/9/2012	4/12/2012
P	100	20.92	4/9/2012	4/12/2012
P	100	20.92	4/9/2012	4/12/2012
P	100	20.99	4/9/2012	4/12/2012
P	100	21.01	4/9/2012	4/12/2012
P	100	21.04	4/9/2012	4/12/2012
P	100	21.04	4/9/2012	4/12/2012
P	100	20.87	4/9/2012	4/12/2012
P	100	20.9	4/9/2012	4/12/2012
P	100	21.03	4/9/2012	4/12/2012
P	100	20.94	4/9/2012	4/12/2012
P	100	21	4/9/2012	4/12/2012
P	100	21.005	4/9/2012	4/12/2012
P	100	21.01	4/9/2012	4/12/2012
P	260	20.94	4/9/2012	4/12/2012
P	780	20.94	4/9/2012	4/12/2012
S	1040	20.94	4/9/2012	4/12/2012
P	7	21.51	4/9/2012	4/12/2012
S	7	21.51	4/9/2012	4/12/2012
P	7	21.51	4/9/2012	4/12/2012
S	231	20.94	4/9/2012	4/12/2012
S	1	20.94	4/9/2012	4/12/2012
P	1	20.94	4/9/2012	4/12/2012
S	1	20.94	4/9/2012	4/12/2012
P	32	20.94	4/9/2012	4/12/2012
P	231	20.94	4/9/2012	4/12/2012
S	260	20.94	4/9/2012	4/12/2012
S	7	21.51	4/9/2012	4/12/2012
S	32	20.94	4/9/2012	4/12/2012
P	1	20.94	4/9/2012	4/12/2012
P	1040	20.94	4/9/2012	4/12/2012
P	1040	20.94	4/9/2012	4/12/2012
S	1040	20.94	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	40	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
P	100	20.95	4/9/2012	4/12/2012
S	260	20.94	4/9/2012	4/12/2012
S	780	20.94	4/9/2012	4/12/2012
S	100	20.31	4/10/2012	4/13/2012
S	100	20.28	4/10/2012	4/13/2012
S	100	20.31	4/10/2012	4/13/2012
S	18	20.26	4/10/2012	4/13/2012
S	100	20.26	4/10/2012	4/13/2012
S	100	20.27	4/10/2012	4/13/2012
S	100	20.27	4/10/2012	4/13/2012
S	100	20.28	4/10/2012	4/13/2012
S	100	20.28	4/10/2012	4/13/2012
P	818	20.28	4/10/2012	4/13/2012
P	100	20.32	4/10/2012	4/13/2012
P	100	20.615	4/10/2012	4/13/2012
P	818	20.28	4/10/2012	4/13/2012
S	818	20.28	4/10/2012	4/13/2012
S	3	20.8	4/10/2012	4/13/2012
S	167	20.53	4/10/2012	4/13/2012
P	67	20.29	4/10/2012	4/13/2012
P	100	20.515	4/10/2012	4/13/2012
P	818	20.28	4/10/2012	4/13/2012
S	818	20.28	4/10/2012	4/13/2012
S	76	20.69	4/11/2012	4/16/2012
S	1709	20.69	4/11/2012	4/16/2012
P	1785	20.69	4/11/2012	4/16/2012
S	4240	20.69	4/11/2012	4/16/2012
P	18	20.57	4/11/2012	4/16/2012
P	76	20.69	4/11/2012	4/16/2012
P	1709	20.69	4/11/2012	4/16/2012
P	6	20.6	4/11/2012	4/16/2012
P	1685	20.69	4/11/2012	4/16/2012
P	100	20.61	4/11/2012	4/16/2012
S	1785	20.69	4/11/2012	4/16/2012
P	1	21.02	4/12/2012	4/17/2012
S	1	21.02	4/12/2012	4/17/2012
S	106	21.02	4/12/2012	4/17/2012
S	662	21.02	4/12/2012	4/17/2012
P	768	21.02	4/12/2012	4/17/2012
P	663	21.02	4/12/2012	4/17/2012
S	769	21.02	4/12/2012	4/17/2012
P	1	21.02	4/12/2012	4/17/2012
P	662	21.02	4/12/2012	4/17/2012
S	663	21.02	4/12/2012	4/17/2012
S	1	21.02	4/12/2012	4/17/2012
P	769	21.02	4/12/2012	4/17/2012
S	768	21.02	4/12/2012	4/17/2012
P	662	21.02	4/12/2012	4/17/2012
S	1	21	4/12/2012	4/17/2012
S	67	21	4/12/2012	4/17/2012
S	100	20.99	4/12/2012	4/17/2012
S	100	21	4/12/2012	4/17/2012
S	100	21	4/12/2012	4/17/2012
S	100	21	4/12/2012	4/17/2012
S	100	21	4/12/2012	4/17/2012
S	200	21	4/12/2012	4/17/2012
P	106	21.02	4/12/2012	4/17/2012
P	12	20.84	4/16/2012	4/19/2012
P	90	21.05	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
P	100	21.05	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
P	100	21.01	4/17/2012	4/20/2012
S	790	20.95	4/17/2012	4/20/2012
P	3	20.95	4/17/2012	4/20/2012
S	3	20.95	4/17/2012	4/20/2012
P	26	20.95	4/17/2012	4/20/2012
S	2	21.02	4/17/2012	4/20/2012
S	29	21.005	4/17/2012	4/20/2012
S	69	21.02	4/17/2012	4/20/2012
S	100	20.95	4/17/2012	4/20/2012
S	100	20.88	4/17/2012	4/20/2012
S	100	20.97	4/17/2012	4/20/2012
S	100	20.97	4/17/2012	4/20/2012
P	26	20.95	4/17/2012	4/20/2012
S	26	20.95	4/17/2012	4/20/2012
P	528	20.95	4/17/2012	4/20/2012
P	790	20.95	4/17/2012	4/20/2012
S	791	20.95	4/17/2012	4/20/2012
P	1058	20.95	4/17/2012	4/20/2012
S	1585	20.95	4/17/2012	4/20/2012
P	794	20.95	4/17/2012	4/20/2012
S	1615	20.95	4/17/2012	4/20/2012
P	3	20.95	4/17/2012	4/20/2012
P	791	20.95	4/17/2012	4/20/2012
S	794	20.95	4/17/2012	4/20/2012
S	3	20.95	4/17/2012	4/20/2012
S	26	20.95	4/17/2012	4/20/2012
P	1615	20.95	4/17/2012	4/20/2012
S	528	20.95	4/17/2012	4/20/2012
S	1058	20.95	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	85	20.95	4/17/2012	4/20/2012
S	100	20.97	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
S	100	21	4/17/2012	4/20/2012
P	1585	20.95	4/17/2012	4/20/2012
P	100	20.92	4/17/2012	4/20/2012
P	100	20.91	4/17/2012	4/20/2012
P	91	20.99	4/17/2012	4/20/2012
P	100	20.975	4/17/2012	4/20/2012
S	26	20.63	4/18/2012	4/23/2012
P	1	20.74	4/18/2012	4/23/2012
P	480	20.74	4/18/2012	4/23/2012
P	532	20.74	4/18/2012	4/23/2012
S	1012	20.74	4/18/2012	4/23/2012
S	533	20.74	4/18/2012	4/23/2012
P	1012	20.74	4/18/2012	4/23/2012
S	1	20.74	4/18/2012	4/23/2012
P	533	20.74	4/18/2012	4/23/2012
S	532	20.74	4/18/2012	4/23/2012
P	1012	20.74	4/18/2012	4/23/2012
S	1012	20.74	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	1	20.74	4/18/2012	4/23/2012
P	99	20.74	4/18/2012	4/23/2012
P	100	20.74	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	100	20.75	4/18/2012	4/23/2012
P	112	20.74	4/18/2012	4/23/2012
S	532	20.74	4/18/2012	4/23/2012
S	480	20.74	4/18/2012	4/23/2012
S	1	20.55	4/19/2012	4/24/2012
P	1	20.77	4/19/2012	4/24/2012
S	671	20.35	4/19/2012	4/24/2012
P	671	20.35	4/19/2012	4/24/2012
S	671	20.35	4/19/2012	4/24/2012
S	671	20.35	4/19/2012	4/24/2012
P	671	20.35	4/19/2012	4/24/2012
P	100	20.7	4/20/2012	4/25/2012
P	100	20.7	4/20/2012	4/25/2012
P	100	20.76	4/20/2012	4/25/2012
P	300	20.67	4/20/2012	4/25/2012
P	100	20.6	4/20/2012	4/25/2012
P	100	20.7	4/20/2012	4/25/2012
P	15	20.71	4/20/2012	4/25/2012
P	85	20.71	4/20/2012	4/25/2012
P	100	20.69	4/20/2012	4/25/2012
P	100	20.65	4/20/2012	4/25/2012
P	100	20.74	4/20/2012	4/25/2012
S	1300	20.65	4/20/2012	4/25/2012
P	100	20.74	4/20/2012	4/25/2012
S	100	20.65	4/20/2012	4/25/2012
P	1286	20.65	4/20/2012	4/25/2012
P	100	20.05	4/23/2012	4/26/2012
P	89	19.89	4/23/2012	4/26/2012
P	100	19.89	4/23/2012	4/26/2012
S	73	19.9	4/23/2012	4/26/2012
S	5	20.03	4/23/2012	4/26/2012
S	9	20	4/23/2012	4/26/2012
S	100	19.96	4/23/2012	4/26/2012
S	13	19.98	4/23/2012	4/26/2012
S	100	19.97	4/23/2012	4/26/2012
S	100	19.99	4/23/2012	4/26/2012
P	9	19.9	4/23/2012	4/26/2012
P	73	19.9	4/23/2012	4/26/2012
S	82	19.9	4/23/2012	4/26/2012
S	9	19.9	4/23/2012	4/26/2012
P	77	19.9	4/23/2012	4/26/2012
P	82	19.9	4/23/2012	4/26/2012
S	1	20	4/23/2012	4/26/2012
P	82	19.9	4/23/2012	4/26/2012
S	77	19.9	4/23/2012	4/26/2012
S	82	19.9	4/23/2012	4/26/2012
P	13	19.92	4/23/2012	4/26/2012
P	64	19.92	4/23/2012	4/26/2012
P	460	19.938739	4/23/2012	4/26/2012
S	460	19.938739	4/23/2012	4/26/2012
S	460	19.938739	4/23/2012	4/26/2012
P	460	19.938739	4/23/2012	4/26/2012
S	460	19.938739	4/23/2012	4/26/2012
P	460	19.938739	4/23/2012	4/26/2012
S	100	20.2	4/24/2012	4/27/2012
S	100	20.275	4/24/2012	4/27/2012
S	100	20.08	4/24/2012	4/27/2012
S	100	20.22	4/24/2012	4/27/2012
S	100	20.69	4/25/2012	4/30/2012
S	100	20.73	4/25/2012	4/30/2012
S	100	20.61	4/25/2012	4/30/2012
S	100	20.7	4/25/2012	4/30/2012
S	100	20.72	4/25/2012	4/30/2012
P	2	20.69	4/25/2012	4/30/2012
P	2	20.88	4/25/2012	4/30/2012
P	926	20.75	4/25/2012	4/30/2012
P	926	20.75	4/25/2012	4/30/2012
S	926	20.75	4/25/2012	4/30/2012
P	100	20.75	4/25/2012	4/30/2012
P	26	20.76	4/25/2012	4/30/2012
P	100	20.72	4/25/2012	4/30/2012
P	100	20.73	4/25/2012	4/30/2012
P	100	20.74	4/25/2012	4/30/2012
P	100	20.75	4/25/2012	4/30/2012
P	100	20.75	4/25/2012	4/30/2012
P	100	20.75	4/25/2012	4/30/2012
P	100	20.76	4/25/2012	4/30/2012
P	100	20.75	4/25/2012	4/30/2012
S	926	20.75	4/25/2012	4/30/2012
S	287	20.87	4/26/2012	5/1/2012
S	4028	20.87	4/26/2012	5/1/2012
S	5	20.85	4/26/2012	5/1/2012
S	3	20.87	4/26/2012	5/1/2012
P	35	20.87	4/26/2012	5/1/2012
P	287	20.87	4/26/2012	5/1/2012
S	318	20.87	4/26/2012	5/1/2012
S	35	20.87	4/26/2012	5/1/2012
P	3	20.87	4/26/2012	5/1/2012
S	318	20.87	4/26/2012	5/1/2012
P	318	20.87	4/26/2012	5/1/2012
S	1484	20.87	4/26/2012	5/1/2012
P	1484	20.72	4/26/2012	5/1/2012
S	100	21.37	4/27/2012	5/2/2012
S	100	21.42	4/27/2012	5/2/2012
S	100	21.36	4/27/2012	5/2/2012
P	21	21.31	4/27/2012	5/2/2012
S	139	21.43	4/27/2012	5/2/2012
P	139	21.43	4/27/2012	5/2/2012
P	139	21.43	4/27/2012	4/30/2012
S	139	21.43	4/27/2012	5/2/2012
S	318	21.43	4/27/2012	5/2/2012
P	318	20.87	4/27/2012	5/2/2012
P	256	21.04	4/30/2012	5/3/2012
P	3	21.04	4/30/2012	5/3/2012
S	31	21.04	4/30/2012	5/3/2012
S	256	21.04	4/30/2012	5/3/2012
P	105	21.04	4/30/2012	5/3/2012
P	180	21.04	4/30/2012	5/3/2012
P	31	21.04	4/30/2012	5/3/2012
S	67	21.04	4/30/2012	5/3/2012
S	177	21.04	4/30/2012	5/3/2012
S	526	21.04	4/30/2012	5/3/2012
S	3	21.04	4/30/2012	5/3/2012
P	1025	21.04	4/30/2012	5/3/2012
P	1	21.04	4/30/2012	5/3/2012
P	378	21.04	4/30/2012	5/3/2012
P	646	21.04	4/30/2012	5/3/2012
S	1025	21.04	4/30/2012	5/3/2012
S	1	21.04	4/30/2012	5/3/2012
P	100	21.04	4/30/2012	5/3/2012
P	100	21.04	4/30/2012	5/3/2012
P	100	21.04	4/30/2012	5/3/2012
P	100	21.04	4/30/2012	5/3/2012
P	100	21.02	4/30/2012	5/3/2012
P	100	21.02	4/30/2012	5/3/2012
P	100	21.02	4/30/2012	5/3/2012
P	124	21.02	4/30/2012	5/3/2012
S	540	21.04	4/30/2012	5/3/2012
P	55	21.04	4/30/2012	5/3/2012
P	67	21.04	4/30/2012	5/3/2012
P	38	21.01	4/30/2012	5/3/2012
P	62	21.01	4/30/2012	5/3/2012
P	100	21.02	4/30/2012	5/3/2012
S	105	21.04	4/30/2012	5/3/2012
P	177	21.04	4/30/2012	5/3/2012
S	180	21.04	4/30/2012	5/3/2012
S	378	21.04	4/30/2012	5/3/2012
P	526	21.04	4/30/2012	5/3/2012
S	646	21.04	4/30/2012	5/3/2012
P	55	21.051	4/30/2012	5/3/2012
S	55	21.04	4/30/2012	5/3/2012
S	19	21.2	5/1/2012	5/4/2012
S	100	21.03	5/1/2012	5/4/2012
S	100	21.24	5/1/2012	5/4/2012
S	100	21.26	5/1/2012	5/4/2012
S	81	21.24	5/1/2012	5/4/2012
P	25000	20.87	5/1/2012	5/4/2012
P	25000	20.87	5/1/2012	5/4/2012
S	93	20.87	5/1/2012	5/4/2012
S	2	20.87	5/1/2012	5/4/2012
P	11	20.87	5/1/2012	5/4/2012
P	93	20.87	5/1/2012	5/4/2012
S	2	21.17	5/1/2012	5/4/2012
S	101	20.87	5/1/2012	5/4/2012
S	11	20.87	5/1/2012	5/4/2012
S	3	21.18	5/1/2012	5/4/2012
P	2	20.87	5/1/2012	5/4/2012
S	1712	20.87	5/1/2012	5/4/2012
S	1975	20.87	5/1/2012	5/4/2012
S	11	20.87	5/1/2012	5/4/2012
P	1975	20.87	5/1/2012	5/4/2012
S	1964	20.87	5/1/2012	5/4/2012
S	1	20.87	5/1/2012	5/4/2012
P	1712	20.87	5/1/2012	5/4/2012
S	1711	20.87	5/1/2012	5/4/2012
P	1	20.87	5/1/2012	5/4/2012
P	11	20.87	5/1/2012	5/4/2012
P	1	21	5/1/2012	5/4/2012
S	100	20.89	5/1/2012	5/4/2012
S	11	20.86	5/1/2012	5/4/2012
S	100	20.86	5/1/2012	5/4/2012
S	100	20.86	5/1/2012	5/4/2012
S	100	20.86	5/1/2012	5/4/2012
S	100	20.87	5/1/2012	5/4/2012
S	100	20.9	5/1/2012	5/4/2012
S	100	20.9	5/1/2012	5/4/2012
S	200	20.86	5/1/2012	5/4/2012
S	200	20.86	5/1/2012	5/4/2012
S	2065	20.87	5/1/2012	5/4/2012
S	200	20.86	5/1/2012	5/4/2012
S	11	20.89	5/1/2012	5/4/2012
S	13	20.9	5/1/2012	5/4/2012
S	87	20.9	5/1/2012	5/4/2012
S	89	20.89	5/1/2012	5/4/2012
S	100	20.87	5/1/2012	5/4/2012
S	100	20.9	5/1/2012	5/4/2012
P	101	20.87	5/1/2012	5/4/2012
P	1711	20.87	5/1/2012	5/4/2012
P	1964	20.87	5/1/2012	5/4/2012
P	25000		5/1/2012	5/1/2012
S	25000		5/1/2012	5/1/2012
S	25000	20.87	5/1/2012	5/4/2012
S	25000	20.87	5/1/2012	5/4/2012
S	2484		5/2/2012	5/2/2012
P	2484		5/2/2012	5/2/2012
S	100	20.66	5/2/2012	5/7/2012
S	100	20.78	5/2/2012	5/7/2012
P	2484	21.06	5/2/2012	5/7/2012
P	2484	21.06	5/2/2012	5/7/2012
S	100	20.68	5/2/2012	5/7/2012
S	100	20.72	5/2/2012	5/7/2012
S	100	20.79	5/2/2012	5/7/2012
S	100	20.89	5/2/2012	5/7/2012
S	16424	21.06	5/2/2012	5/7/2012
S	82	20.84	5/2/2012	5/7/2012
S	2	20.61	5/2/2012	5/7/2012
S	1	20.62	5/2/2012	5/7/2012
S	9	20.61	5/2/2012	5/7/2012
P	839	21.06	5/2/2012	5/7/2012
S	1311	21.06	5/2/2012	5/7/2012
P	16424	21.06	5/2/2012	5/7/2012
P	2	21.06	5/2/2012	5/7/2012
P	1311	21.06	5/2/2012	5/7/2012
S	473	21.06	5/2/2012	5/7/2012
S	840	21.06	5/2/2012	5/7/2012
S	1	21.06	5/2/2012	5/7/2012
S	839	21.06	5/2/2012	5/7/2012
P	840	21.06	5/2/2012	5/7/2012
S	12	20.7	5/2/2012	5/7/2012
P	1	21.06	5/2/2012	5/7/2012
S	2	21.06	5/2/2012	5/7/2012
P	40	21.05	5/2/2012	5/7/2012
P	100	21.03	5/2/2012	5/7/2012
P	100	21.03	5/2/2012	5/7/2012
P	100	21.04	5/2/2012	5/7/2012
P	100	21.04	5/2/2012	5/7/2012
P	100	21.04	5/2/2012	5/7/2012
P	100	21.05	5/2/2012	5/7/2012
S	1313	21.06	5/2/2012	5/7/2012
P	100	21.04	5/2/2012	5/7/2012
P	100	21.05	5/2/2012	5/7/2012
P	473	21.06	5/2/2012	5/7/2012
P	840	21.06	5/2/2012	5/7/2012
S	840	21.06	5/2/2012	5/7/2012
P	2484		5/2/2012	5/2/2012
S	2484		5/2/2012	5/2/2012
S	2484	21.06	5/2/2012	5/7/2012
S	2484	21.06	5/2/2012	5/7/2012
S	100	20.56	5/3/2012	5/8/2012
S	100	20.56	5/3/2012	5/8/2012
S	100	20.58	5/3/2012	5/8/2012
S	100	20.67	5/3/2012	5/8/2012
S	25	20.58	5/3/2012	5/8/2012
S	3	20.57	5/3/2012	5/8/2012
S	11	20.53	5/3/2012	5/8/2012
S	89	20.565	5/3/2012	5/8/2012
P	3	20.58	5/3/2012	5/8/2012
P	25	20.58	5/3/2012	5/8/2012
S	28	20.58	5/3/2012	5/8/2012
S	3	20.58	5/3/2012	5/8/2012
P	1	21.02	5/3/2012	5/8/2012
S	28	20.58	5/3/2012	5/8/2012
P	28	20.58	5/3/2012	5/8/2012
S	100	20.245	5/4/2012	5/9/2012
S	100	20.28	5/4/2012	5/9/2012
S	100	20.33	5/4/2012	5/9/2012
S	100	20.25	5/4/2012	5/9/2012
S	100	20.36	5/4/2012	5/9/2012
S	100	20.22	5/4/2012	5/9/2012
S	100	20.23	5/4/2012	5/9/2012
S	100	20.23	5/4/2012	5/9/2012
S	100	20.24	5/4/2012	5/9/2012
S	100	20.26	5/4/2012	5/9/2012
S	100	20.29	5/4/2012	5/9/2012
S	100	20.35	5/4/2012	5/9/2012
S	100	20.39	5/4/2012	5/9/2012
S	100	20.2	5/4/2012	5/9/2012
S	100	20.27	5/4/2012	5/9/2012
S	100	20.24	5/4/2012	5/9/2012
S	271	20.2	5/4/2012	5/9/2012
S	271	20.2	5/4/2012	5/9/2012
S	51	20.295	5/4/2012	5/9/2012
S	100	20.235	5/4/2012	5/9/2012
P	271	20.2	5/4/2012	5/9/2012
S	271	20.2	5/4/2012	5/9/2012
P	271	20.2	5/4/2012	5/9/2012
S	271	20.2	5/4/2012	5/9/2012
S	6	20.23	5/4/2012	5/9/2012
S	71	20.23	5/4/2012	5/9/2012
S	194	20.23	5/4/2012	5/9/2012
S	271	20.2	5/4/2012	5/9/2012
P	271	20.2	5/4/2012	5/9/2012
P	271	20.2	5/4/2012	5/9/2012
S	100	20.155	5/7/2012	5/10/2012
S	100	20.21	5/7/2012	5/10/2012
S	100	20.26	5/7/2012	5/10/2012
S	100	20.21	5/7/2012	5/10/2012
P	9	20.13	5/7/2012	5/10/2012
P	5	20.32	5/7/2012	5/10/2012
P	100	20.16	5/7/2012	5/10/2012
S	100	20.16	5/7/2012	5/10/2012
S	100	19.53	5/8/2012	5/11/2012
P	100	19.53	5/8/2012	5/11/2012
P	122	18.9	5/9/2012	5/14/2012
S	815	18.9	5/9/2012	5/14/2012
S	2	18.9	5/9/2012	5/14/2012
P	815	18.9	5/9/2012	5/14/2012
S	357	18.9	5/9/2012	5/14/2012
S	456	18.9	5/9/2012	5/14/2012
P	122	18.9	5/9/2012	5/14/2012
S	122	18.9	5/9/2012	5/14/2012
P	2	18.9	5/9/2012	5/14/2012
P	22	18.93	5/9/2012	5/14/2012
P	100	18.93	5/9/2012	5/14/2012
S	578	18.9	5/9/2012	5/14/2012
S	122	18.9	5/9/2012	5/14/2012
S	235	18.9	5/9/2012	5/14/2012
P	357	18.9	5/9/2012	5/14/2012
P	456	18.9	5/9/2012	5/14/2012
P	100	18.88	5/9/2012	5/14/2012
S	335	18.898	5/9/2012	5/14/2012
P	235	18.9	5/9/2012	5/14/2012
P	271	18.49	5/10/2012	5/15/2012
P	623	18.49	5/10/2012	5/15/2012
P	271	18.49	5/10/2012	5/15/2012
S	271	18.49	5/10/2012	5/15/2012
S	1	18.49	5/10/2012	5/15/2012
S	623	18.49	5/10/2012	5/15/2012
P	624	18.49	5/10/2012	5/15/2012
P	1	18.49	5/10/2012	5/15/2012
S	2	19	5/10/2012	5/15/2012
P	100	18.5	5/10/2012	5/15/2012
P	95	18.51	5/10/2012	5/15/2012
P	100	18.47	5/10/2012	5/15/2012
P	100	18.47	5/10/2012	5/15/2012
P	100	18.47	5/10/2012	5/15/2012
P	100	18.47	5/10/2012	5/15/2012
P	100	18.49	5/10/2012	5/15/2012
P	100	18.51	5/10/2012	5/15/2012
P	100	18.47	5/10/2012	5/15/2012
S	271	18.49	5/10/2012	5/15/2012
S	624	18.49	5/10/2012	5/15/2012
S	543	18.03	5/11/2012	5/16/2012
P	1	18.03	5/11/2012	5/16/2012
P	543	18.03	5/11/2012	5/16/2012
S	544	18.03	5/11/2012	5/16/2012
S	1	18.24	5/11/2012	5/16/2012
S	1	18.03	5/11/2012	5/16/2012
S	544	18.03	5/11/2012	5/16/2012
P	544	18.03	5/11/2012	5/16/2012
P	1	17.76	5/14/2012	5/17/2012
S	2197	17.64	5/14/2012	5/17/2012
P	1	17.94	5/14/2012	5/17/2012
S	2197	17.64	5/14/2012	5/17/2012
P	2197	17.64	5/14/2012	5/17/2012
S	313	17.91	5/15/2012	5/18/2012
P	429	17.91	5/15/2012	5/18/2012
P	4	17.93	5/15/2012	5/18/2012
P	5	17.91	5/15/2012	5/18/2012
P	43	17.91	5/15/2012	5/18/2012
P	313	17.91	5/15/2012	5/18/2012
S	2	17.91	5/15/2012	5/18/2012
S	359	17.91	5/15/2012	5/18/2012
S	43	17.91	5/15/2012	5/18/2012
P	94	17.91	5/15/2012	5/18/2012
S	5	17.91	5/15/2012	5/18/2012
S	166	17.91	5/15/2012	5/18/2012
S	1	17.91	5/15/2012	5/18/2012
P	166	17.91	5/15/2012	5/18/2012
S	165	17.91	5/15/2012	5/18/2012
P	162	17.91	5/15/2012	5/18/2012
S	66	17.91	5/15/2012	5/18/2012
S	100	17.91	5/15/2012	5/18/2012
P	1	17.91	5/15/2012	5/18/2012
P	2	17.91	5/15/2012	5/18/2012
S	94	17.91	5/15/2012	5/18/2012
P	165	17.91	5/15/2012	5/18/2012
P	359	17.91	5/15/2012	5/18/2012
S	429	17.91	5/15/2012	5/18/2012
P	357	17.91	5/16/2012	5/21/2012
S	357	17.91	5/16/2012	5/21/2012
S	357	17.91	5/16/2012	5/21/2012
P	1	17.92	5/16/2012	5/21/2012
P	62	18.05	5/16/2012	5/21/2012
P	357	17.91	5/16/2012	5/21/2012
S	279	17.92	5/16/2012	5/21/2012
S	1	17.92	5/16/2012	5/21/2012
P	279	17.92	5/16/2012	5/21/2012
S	278	17.92	5/16/2012	5/21/2012
S	278	17.92	5/16/2012	5/21/2012
P	1	17.92	5/16/2012	5/21/2012
S	1	17.92	5/16/2012	5/21/2012
P	278	17.92	5/16/2012	5/21/2012
S	100	17.94	5/17/2012	5/22/2012
S	100	18	5/17/2012	5/22/2012
S	100	17.96	5/17/2012	5/22/2012
S	100	17.88	5/17/2012	5/22/2012
S	100	18.1	5/17/2012	5/22/2012
S	50	17.8	5/17/2012	5/22/2012
S	100	17.8	5/17/2012	5/22/2012
S	100	17.82	5/17/2012	5/22/2012
S	100	17.84	5/17/2012	5/22/2012
S	100	17.93	5/17/2012	5/22/2012
S	100	17.8	5/17/2012	5/22/2012
S	50	17.95	5/17/2012	5/22/2012
S	100	17.84	5/17/2012	5/22/2012
P	1200	17.8988	5/17/2012	5/18/2012
P	3	17.9	5/17/2012	5/22/2012
S	571	17.82	5/17/2012	5/22/2012
S	1	17.82	5/17/2012	5/22/2012
P	571	17.82	5/17/2012	5/22/2012
S	570	17.82	5/17/2012	5/22/2012
P	1	17.82	5/17/2012	5/22/2012
S	570	17.82	5/17/2012	5/22/2012
P	570	17.82	5/17/2012	5/22/2012
P	100	17.89	5/18/2012	5/23/2012
P	100	17.9	5/18/2012	5/23/2012
P	100	17.68	5/18/2012	5/23/2012
P	100	17.75	5/18/2012	5/23/2012
P	100	17.84	5/18/2012	5/23/2012
P	100	17.84	5/18/2012	5/23/2012
P	100	17.85	5/18/2012	5/23/2012
P	100	17.76	5/18/2012	5/23/2012
P	100	17.77	5/18/2012	5/23/2012
P	100	17.83	5/18/2012	5/23/2012
P	100	17.85	5/18/2012	5/23/2012
P	100	17.86	5/18/2012	5/23/2012
P	100	17.77	5/18/2012	5/23/2012
P	100	17.81	5/18/2012	5/23/2012
P	100	17.84	5/18/2012	5/23/2012
P	100	17.84	5/18/2012	5/23/2012
P	100	17.85	5/18/2012	5/23/2012
P	100	17.85	5/18/2012	5/23/2012
P	100	17.77	5/18/2012	5/23/2012
P	100	17.85	5/18/2012	5/23/2012
S	752	17.76	5/18/2012	5/23/2012
S	1400	17.76	5/18/2012	5/23/2012
P	52	17.85	5/18/2012	5/23/2012
P	100	17.79	5/18/2012	5/23/2012
S	2150	17.76	5/18/2012	5/23/2012
S	21	17.82	5/18/2012	5/23/2012
P	9	17.83	5/18/2012	5/23/2012
P	3	17.82	5/18/2012	5/23/2012
P	21	17.82	5/18/2012	5/23/2012
S	24	17.82	5/18/2012	5/23/2012
S	3	17.82	5/18/2012	5/23/2012
P	288	17.82	5/18/2012	5/23/2012
P	24	17.82	5/18/2012	5/23/2012
P	264	17.82	5/18/2012	5/23/2012
S	288	17.82	5/18/2012	5/23/2012
S	1	17.93	5/18/2012	5/23/2012
P	100	17.81	5/18/2012	5/23/2012
P	164	17.81	5/18/2012	5/23/2012
P	24	17.82	5/18/2012	5/23/2012
S	24	17.82	5/18/2012	5/23/2012
S	264	17.82	5/18/2012	5/23/2012
P	100	18.06	5/21/2012	5/24/2012
P	100	18.06	5/21/2012	5/24/2012
P	23	18.06	5/21/2012	5/24/2012
P	77	18.06	5/21/2012	5/24/2012
P	100	18.05	5/21/2012	5/24/2012
P	28	18.05	5/21/2012	5/24/2012
P	46	18.06	5/21/2012	5/24/2012
P	72	18.05	5/21/2012	5/24/2012
P	100	18.05	5/21/2012	5/24/2012
P	100	18.05	5/21/2012	5/24/2012
P	100	18.05	5/21/2012	5/24/2012
S	282	18.06	5/21/2012	5/24/2012
S	564	18.06	5/21/2012	5/24/2012
S	100	18.02	5/21/2012	5/24/2012
S	100	17.9	5/21/2012	5/24/2012
S	100	17.96	5/21/2012	5/24/2012
S	100	18.03	5/21/2012	5/24/2012
S	100	18.04	5/21/2012	5/24/2012
S	100	18.05	5/21/2012	5/24/2012
S	200	18.06	5/21/2012	5/24/2012
S	100	17.95	5/21/2012	5/24/2012
S	100	18.02	5/21/2012	5/24/2012
S	100	18.04	5/21/2012	5/24/2012
S	100	17.96	5/21/2012	5/24/2012
S	100	18.04	5/21/2012	5/24/2012
P	1300	18.01	5/21/2012	5/22/2012
P	3	18.08	5/21/2012	5/24/2012
P	563	18.06	5/21/2012	5/24/2012
S	1	18.06	5/21/2012	5/24/2012
S	563	18.06	5/21/2012	5/24/2012
P	564	18.06	5/21/2012	5/24/2012
P	1	18.06	5/21/2012	5/24/2012
S	282	18.06	5/21/2012	5/24/2012
P	282	18.06	5/21/2012	5/24/2012
P	564	18.06	5/21/2012	5/24/2012
S	564	18.06	5/21/2012	5/24/2012
S	300	17.945	5/22/2012	5/25/2012
S	1836	18.01	5/22/2012	5/25/2012
S	2	18.01	5/22/2012	5/25/2012
S	1	18.01	5/22/2012	5/25/2012
S	334	18.01	5/22/2012	5/25/2012
P	2	18.01	5/22/2012	5/25/2012
S	709	18.01	5/22/2012	5/25/2012
P	2	18.01	5/22/2012	5/25/2012
S	2	18.01	5/22/2012	5/25/2012
P	709	18.01	5/22/2012	5/25/2012
S	709	18.01	5/22/2012	5/25/2012
S	1	18.04	5/22/2012	5/25/2012
S	2	18.01	5/22/2012	5/25/2012
S	1044	18.01	5/22/2012	5/25/2012
P	1	18.01	5/22/2012	5/25/2012
P	2	18.01	5/22/2012	5/25/2012
S	2	18.01	5/22/2012	5/25/2012
P	334	18.01	5/22/2012	5/25/2012
P	709	18.01	5/22/2012	5/25/2012
S	100	17.775	5/23/2012	5/29/2012
S	100	17.775	5/23/2012	5/29/2012
P	4	18.01	5/23/2012	5/29/2012
P	39	18.01	5/23/2012	5/29/2012
P	259	18.01	5/23/2012	5/29/2012
S	302	18.01	5/23/2012	5/29/2012
S	259	18.01	5/23/2012	5/29/2012
P	2	17.83	5/23/2012	5/29/2012
S	356	18.18	5/23/2012	5/29/2012
P	33	17.75	5/23/2012	5/29/2012
P	302	18.01	5/23/2012	5/29/2012
S	39	18.01	5/23/2012	5/29/2012
P	356	18.18	5/23/2012	5/29/2012
P	375	18.18	5/23/2012	5/29/2012
S	4	18.01	5/23/2012	5/29/2012
P	2	17.83	5/23/2012	5/29/2012
P	375	18.18	5/23/2012	5/29/2012
S	375	18.18	5/23/2012	5/29/2012
P	1	18.12	5/24/2012	5/30/2012
P	127	18.12	5/24/2012	5/30/2012
S	14688	18.12	5/24/2012	5/30/2012
S	20196	18.12	5/24/2012	5/30/2012
P	127	18.12	5/24/2012	5/30/2012
S	127	18.12	5/24/2012	5/30/2012
P	128	18.12	5/24/2012	5/30/2012
S	128	18.12	5/24/2012	5/30/2012
P	28	18.11	5/24/2012	5/30/2012
P	100	18.11	5/24/2012	5/30/2012
S	1	18.12	5/24/2012	5/30/2012
S	127	18.12	5/24/2012	5/30/2012
P	128	18.12	5/24/2012	5/30/2012
S	128	18.12	5/24/2012	5/30/2012
S	3	17.91	5/25/2012	5/31/2012
P	3	17.93	5/25/2012	5/31/2012
P	562	17.94	5/25/2012	5/31/2012
S	1	17.94	5/25/2012	5/31/2012
S	562	17.94	5/25/2012	5/31/2012
P	563	17.94	5/25/2012	5/31/2012
P	1	17.94	5/25/2012	5/31/2012
P	563	17.94	5/25/2012	5/31/2012
S	563	17.94	5/25/2012	5/31/2012
P	125	25.08	5/29/2012	6/1/2012
P	125	25.08	5/29/2012	6/1/2012
S	125	25.08	5/29/2012	6/1/2012
P	100	25.37	5/29/2012	6/1/2012
P	100	25.38	5/29/2012	6/1/2012
P	100	25.38	5/29/2012	6/1/2012
P	100	25.38	5/29/2012	6/1/2012
P	100	25.39	5/29/2012	6/1/2012
P	100	25.4	5/29/2012	6/1/2012
P	100	25.4	5/29/2012	6/1/2012
P	100	25.4	5/29/2012	6/1/2012
P	100	25.44	5/29/2012	6/1/2012
P	100	25.45	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	100	25.46	5/29/2012	6/1/2012
P	200	25.38	5/29/2012	6/1/2012
P	200	25.38	5/29/2012	6/1/2012
P	200	25.4	5/29/2012	6/1/2012
P	200	25.45	5/29/2012	6/1/2012
P	200	25.46	5/29/2012	6/1/2012
P	200	25.46	5/29/2012	6/1/2012
P	300	25.4	5/29/2012	6/1/2012
P	300	25.45	5/29/2012	6/1/2012
P	300	25.46	5/29/2012	6/1/2012
P	500	25.38	5/29/2012	6/1/2012
P	500	25.39	5/29/2012	6/1/2012
P	500	25.46	5/29/2012	6/1/2012
P	700	25.46	5/29/2012	6/1/2012
P	800	25.46	5/29/2012	6/1/2012
P	1200	25.46	5/29/2012	6/1/2012
P	2000	25.46	5/29/2012	6/1/2012
S	100	25.3	5/29/2012	6/1/2012
S	100	25.36	5/29/2012	6/1/2012
S	100	25.37	5/29/2012	6/1/2012
S	200	25.36	5/29/2012	6/1/2012
S	200	25.36	5/29/2012	6/1/2012
S	200	25.36	5/29/2012	6/1/2012
S	300	25.3	5/29/2012	6/1/2012
S	300	25.3	5/29/2012	6/1/2012
S	300	25.3	5/29/2012	6/1/2012
S	300	25.3	5/29/2012	6/1/2012
S	300	25.36	5/29/2012	6/1/2012
S	300	25.36	5/29/2012	6/1/2012
S	300	25.36	5/29/2012	6/1/2012
S	300	25.36	5/29/2012	6/1/2012
S	400	25.37	5/29/2012	6/1/2012
S	500	25.3	5/29/2012	6/1/2012
S	500	25.37	5/29/2012	6/1/2012
S	500	25.37	5/29/2012	6/1/2012
S	600	25.36	5/29/2012	6/1/2012
S	700	25.3	5/29/2012	6/1/2012
S	3500	25.37	5/29/2012	6/1/2012
S	1	25.16	5/29/2012	6/1/2012
S	125	25.08	5/29/2012	6/1/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	200	25.095	5/30/2012	6/4/2012
S	200	25.095	5/30/2012	6/4/2012
S	200	25.095	5/30/2012	6/4/2012
S	200	25.095	5/30/2012	6/4/2012
S	200	25.1	5/30/2012	6/4/2012
S	200	25.105	5/30/2012	6/4/2012
S	300	25.095	5/30/2012	6/4/2012
S	300	25.095	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	300	25.09	5/30/2012	6/4/2012
S	300	25.09	5/30/2012	6/4/2012
P	10000	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	200	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.095	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	200	25.09	5/30/2012	6/4/2012
S	200	25.09	5/30/2012	6/4/2012
S	200	25.09	5/30/2012	6/4/2012
S	200	25.095	5/30/2012	6/4/2012
S	200	25.1	5/30/2012	6/4/2012
S	200	25.1	5/30/2012	6/4/2012
S	100	25.09	5/30/2012	6/4/2012
S	300	25.09	5/30/2012	6/4/2012
S	100	25.1	5/30/2012	6/4/2012
S	200	25.09	5/30/2012	6/4/2012
S	212	25.08	5/30/2012	6/4/2012
S	565	25.08	5/30/2012	6/4/2012
P	565	25.08	5/30/2012	6/4/2012
S	565	25.08	5/30/2012	6/4/2012
P	212	25.08	5/30/2012	6/4/2012
S	212	25.08	5/30/2012	6/4/2012
P	212	25.08	5/30/2012	6/4/2012
P	565	25.08	5/30/2012	6/4/2012
P	253	25.07	5/31/2012	6/5/2012
P	293	25.07	5/31/2012	6/5/2012
P	1	25.07	5/31/2012	6/5/2012
S	5	25.07	5/31/2012	6/5/2012
S	33	25.07	5/31/2012	6/5/2012
S	253	25.07	5/31/2012	6/5/2012
P	220	25.07	5/31/2012	6/5/2012
P	33	25.07	5/31/2012	6/5/2012
P	5	25.07	5/31/2012	6/5/2012
S	1	25.07	5/31/2012	6/5/2012
P	34884	25.07	5/31/2012	6/5/2012
S	100	25.08	5/31/2012	6/5/2012
S	200	25.09	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
S	52	25.08	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
S	48	25.08	5/31/2012	6/5/2012
S	52	25.08	5/31/2012	6/5/2012
S	100	25.075	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	200	25.08	5/31/2012	6/5/2012
S	200	25.085	5/31/2012	6/5/2012
S	200	25.085	5/31/2012	6/5/2012
S	200	25.085	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
S	200	25.09	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
P	34884	25.07	5/31/2012	6/5/2012
P	2653	25.082	5/31/2012	6/5/2012
P	10620	25.077	5/31/2012	6/5/2012
S	100	25.08	5/31/2012	6/5/2012
S	100	25.09	5/31/2012	6/5/2012
S	200	25.09	5/31/2012	6/5/2012
S	200	25.09	5/31/2012	6/5/2012
S	200	25.09	5/31/2012	6/5/2012
S	9973	25.07	5/31/2012	6/5/2012
S	100	25.075	5/31/2012	6/5/2012
S	100	25.085	5/31/2012	6/5/2012
S	400	25.07	5/31/2012	6/5/2012
S	34884	25.07	5/31/2012	6/5/2012
S	71	25.07	6/1/2012	6/6/2012
S	100	25.085	6/1/2012	6/6/2012
S	100	25.08	6/1/2012	6/6/2012
S	100	25.08	6/1/2012	6/6/2012
S	100	25.08	6/1/2012	6/6/2012
P	871	25.07	6/1/2012	6/6/2012
S	100	25.09	6/1/2012	6/6/2012
S	100	25.07	6/1/2012	6/6/2012
S	100	25.07	6/1/2012	6/6/2012
S	100	25.08	6/1/2012	6/6/2012
S	29	25.07	6/1/2012	6/6/2012
P	1	25.07	6/1/2012	6/6/2012
P	4	25.07	6/1/2012	6/6/2012
P	29	25.07	6/1/2012	6/6/2012
S	4	25.07	6/1/2012	6/6/2012
S	1	25.07	6/1/2012	6/6/2012
S	877	25.07	6/1/2012	6/6/2012
P	877	25.07	6/1/2012	6/6/2012
S	877	25.07	6/1/2012	6/6/2012
P	877	25.07	6/1/2012	6/6/2012
S	6480	25.1	6/4/2012	6/7/2012
S	877	25.1	6/4/2012	6/7/2012
P	877	25.1	6/4/2012	6/7/2012